EXHIBIT 99.3
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M E D I A   R E L E A S E

[ABITIBI LOGO OMITTED]


                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

                      ABITIBI-CONSOLIDATED RESULTS CONTINUE
                        TO IMPROVE IN THE SECOND QUARTER
                 Prices for all products move higher as Company
                        enters five-year labour agreement


HIGHLIGHTS
o   Sales of $1.4 billion
o   EBITDA of $205 million
o   Operating profit from continuing operations of $51 million
o   September 1st US$50 newsprint price increase in North America

MONTREAL, JULY 22, 2004 - Abitibi-Consolidated Inc. reported today a second quarter loss of $79 million (18 cents a share) compared to net earnings of $146 million (33 cents a share) recorded in the second quarter of 2003 and a loss of $31 million (7 cents a share) in the first quarter of 2004. Included in the quarter's results was an after-tax loss of $68 million on the translation of foreign currencies, mainly the Company's US dollar-denominated debt (compared to an after-tax gain of $246 million in the second quarter of 2003), and an after-tax gain of $19 million from the sale of its 21% stake in Voyageur Panel, an OSB mill.

Although not a GAAP-measure, the loss in the second quarter would have been $27 million (6 cents a share), before the impact of foreign currency translation and other specific items. This compares to a loss of $100 million (22 cents a share) in the second quarter of 2003. (See Table 1 of MD&A)

Operating profit from continuing operations was $51 million in the second quarter compared with an operating loss of $47 million in the same quarter of 2003. The improvement year-over-year is mainly attributable to higher US dollar selling prices for all of the Company's products, despite lower paper volume, higher energy and fibre costs as well as a stronger Canadian dollar. (See Table 2 of MD&A)

"Prices for all of our products continue moving up, we have labour stability and our operations are once again generating profits," said President and Chief Executive Officer, John Weaver. "There are challenges for North American newsprint that we will continue to meet head on, but growth in our Asian operations and the commercial printing grades are showing good momentum."

CURRENCY
Compared to the second quarter of 2003, the Canadian dollar was 3% stronger against the US dollar during the quarter. The Company estimates the negative impact of this year-over-year appreciation on its operating results was approximately $16 million.


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After six months, the Canadian dollar was an average of 9% stronger and has negatively affected operating results by approximately $85 million.

PANASIA
PanAsia, a 50-50 joint-venture, recorded net earnings of US$7 million and EBITDA of US$34 million in the second quarter of 2004, on sales of US$251 million.

Construction continued at the new Hebei, China newsprint mill, and PanAsia has increased its stake in the project from 65% to 80%.

CAPEX
Capital expenditures during the quarter were $65 million, including $17 million from PanAsia. The project to convert the Alma, Quebec newsprint mill to produce ABIoffset(TM) began ramping up towards its full capacity of 230,000 tonnes. The start-up negatively impacted manufacturing costs in the value-added segment by $5 million in the second quarter. The Company also continued its hydro modernization project at Iroquois Falls, Ontario, which is scheduled for completion before year-end.

PRIVATE DEBT PLACEMENT AND BANKING FACILITIES
The Company completed a private placement of debt totaling US$400 million on June 15th, 2004. The issue was evenly split between US$200 million of floating rate notes due 2011 and US$200 million in 7.75% notes due 2011. Proceeds were used to repay the outstanding revolver; to repay Alabama River Newsprint debt of US$118 million; and for general corporate purposes. Also during the quarter, the Company's lenders extended the maturity of its banking facility from June 2005 to June 2006.

LABOUR NEGOTIATIONS
On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a five-year labour agreement that will serve as the pattern for 30,000 pulp and paper employees in eastern Canada. This collective agreement covers workers in 12 of the Company's paper mills and is retroactive to May 1, 2004 for wages only.

The new five-year agreement provides for wage increases totaling 11% over the term as well as certain pension and benefit improvements, which are expected to increase the Company's labour costs at the mills under the new contract by an additional 3.3% over the term. On July 16, 2004, CEP members from all 12 mills ratified the agreement. Details of the agreement were issued in a press release on July 17, 2004.

US$50 NEWSPRINT PRICE INCREASE SEPTEMBER 1ST
The Company began informing its North American customers yesterday of a US$50 price increase for its standard newsprint, effective September 1st.

A conference call hosted by management to discuss quarterly results as well as other recent developments will be held today at 11 a.m. (Eastern time). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.


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Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood
(value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.4 billion in 2003. With over 15,000 employees, excluding PanAsia, the Company does business in approximately 70 countries. Responsible for the forest management of 17.5 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 11,200 Paper Retriever(R) collection points and 14 recycling centres in Canada, the United States and the United Kingdom. Abitibi-Consolidated owns or is a partner in 27 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.


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CONTACTS:
INVESTORS                               MEDIA
Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications &
(514) 394-2360                          Media Relations
                                        (514) 394-2340



FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.




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